FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SANDY SPRING BANCORP, INC.

(Commission File No. 0-19065)

Memo/Email to Revere Bank Employees

To:	All Revere Employees
From:	Ken Cook and Drew Flott
Subject:	Important Bank Announcement
Attachment:	Revere Employee Talking Points and Q&A

Dear Colleagues:

We want to share with you that Revere Bank has entered into an agreement to be acquired by Sandy Spring Bancorp, Inc., the parent company of Sandy Spring Bank. With combined assets of $11.2 billion, this acquisition brings together two well-known financial services brands that focus on providing remarkable client experiences, building lasting relationships, and helping individuals and businesses reach their financial goals. Together, we remain committed to serving the diverse needs of clients across Greater Washington and preserving the tradition of true community banking.

Sandy Spring Bank is a well-respected company with strong leadership and quality, experienced bankers. Like us, they are from the communities we serve and dedicated to this region. Together, we look forward to serving individuals, families and local businesses throughout Maryland, Northern Virginia and Washington, D.C.

Headquartered in Olney, Md., Sandy Spring Bank operates over 50 locations throughout Maryland, Northern Virginia and Washington, D.C. Sandy Spring Bank offers a full range of commercial and retail banking solutions, as well as mortgage, trust, private banking, insurance and wealth management services. Revere clients will soon have access to Sandy Spring Bank’s wide range of sophisticated offerings and their extensive branch network.

The bank will be led by Daniel J. Schrider, President and CEO of Sandy Spring Bank. Dan has served in this role since 2009, but he has been with Sandy Spring Bank since 1989 when he started as a commercial lender. Upon closing, both of us will join Sandy Spring Bank. Ken will join as an Executive Vice President and Drew will join as a Division Executive.

In Ken’s new role, he will serve as the President of Commercial Banking, managing commercial teams across the company’s footprint and working closely with Sandy Spring Bank’s Executive Vice President and Chief Banking Officer, Jay O’Brien. O’Brien will oversee the Commercial Real Estate, Personal and Business Banking, Institutional, Treasury Management, and Marketing divisions of the combined organization. Jay and Ken will both report to Dan.

As a Division Executive within the Corporate Finance group, Drew will help co-lead the integration. He will also work closely with senior leadership to identify and implement growth strategies and operational improvements. Drew will report to Sandy Spring Bank’s Executive Vice President and Chief Financial Officer, Phil Mantua.

Please note that employees and clients of both organizations will not notice any immediate changes and both banks will continue to conduct business as usual. At a later date, Revere branding will change to Sandy Spring Bank, with the full conversion of systems expected to occur mid-2020. We also plan to send a similar communication to all of our clients in the near future.

We understand that you will have many questions, some of which we’ve tried to address in the attached Q&A. We’ve also included a few talking points that you can reference as you talk to your clients, vendors, community partners and others.

We also recognize that this news may be unsettling, but please know that our goal is to minimize impact, make the best business decisions, and be as transparent as possible. It is too early to know if or how each Revere position will map to Sandy Spring Bank. However, Sandy Spring Bank wants to get to know our people and, if necessary, give Revere employees the first take at any open positions in their network.

For now, we ask that you continue to focus on your job and provide our clients with the great service they are accustomed to receiving from us. Today is just the beginning of our communications to you. You can expect to hear from us early and often as additional information and updates become available.

We hope that you will join us for an all employee call later today. Please be on the lookout for a meeting invite and details shortly.

Sincerely,

Drew and Ken

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and Revere Bank. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and Revere Bank’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor Revere Bank undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and Revere Bank will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Revere Bank with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure to obtain the required shareholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or Revere Bank’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and Revere Bank, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, Revere Bank and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919 or to Revere Bank, Corporate Secretary, 2101 Gaither Road, 6th Floor, Rockville, Maryland or by calling (240) 264-5346.

Participants in the Solicitation

Sandy Spring and Revere Bank and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and Revere Bank in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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